Exhibit 99.1

Pactiv Evergreen Inc. (currently known as Reynolds Group Holdings Limited) Files Registration Statement for Proposed Initial Public Offering

LAKE FOREST, IL, August 24, 2020 (BUSINESS WIRE) – Pactiv Evergreen Inc. (currently known as Reynolds Group Holdings Limited) (the “Company”) today announced that it has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (the “SEC”) relating to the Company’s proposed initial public offering of its common stock. In connection with the consummation of such initial public offering of common stock, the Company plans to officially change its name from Reynolds Group Holdings Limited to Pactiv Evergreen Inc. The number of shares to be offered and the price range for the proposed offering have not yet been determined. The initial public offering is expected to commence after the SEC completes its review process, subject to market and other conditions. There is no assurance that the initial public offering will be completed.

This press release is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended, and does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Contact:

Media
Cory Ziskind
Cory.Ziskind@icrinc.com
646-277-1232

Investors
Ashley DeSimone
Ashley.DeSimone@icrinc.com
646-677-1827